Shanda Games’ “18 Fund” Garners 6 Golden Phoenix Awards at the 2008 China Game Industry
Annual Conference

Shanghai, China – January 22, 2009- Shanda Games Limited (“Shanda Games” or “SDG”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) ,  today announced that game studios and entrepreneurs supported by its “18 Fund” received a total of six Golden Phoenix Awards at the  2008 China Game Industry Annual Conference.

As the first dedicated investment plan in the online game industry, Shanda Games’ “18 Fund”, which was officially launched in July 2007, has been widely praised for its contribution in promoting and rewarding creativity and innovation.  The “18 Fund" leverages SDG’s profound industry experience and expertise to develop, incubate, and support the best content and talent in the online game industry.   To date, Shanda Games has invested over US$40 million in approximately 30 online game IPs.

The six Golden Phoenix Awards received by the game studios and entrepreneurs supported by the “18 Fund” are as follows:

•	Award for the Fastest Growing Game Companies of the Year£ºBeijing Zhong Cheng Xie Zuo Technology Co. Ltd.

•	Award for the Fastest Growing Game Companies of the Year: Shanghai Wei Lai Information Technology Co. Ltd.

•	Award for the Fastest Growing Game Individuals of the Year: Jinjing Gong (Shanghai Wei Lai Information Technology Co. Ltd.)

•	Top Ten Most Popular Webgames in China: Might and Hero

•	Top Ten Most Popular Webgames in China: The Expedition

•	Top Ten Most Popular Webgames in China: Travian

“Shanda Games is honored and extremely pleased to be recognized once again as the leading online gaming company in China,” said Ms. Diana Li, chief executive officer of Shanda Games.  “Shanda Games remains committed to its portfolio approach of acquiring and operating various types of game IPs which target a diverse user base.  The receipt of numerous awards by game studios and entrepreneurs that Shanda Games supports through its ‘18 Fund’, validates Shanda Games’ commitment to continue its investment in China’s online gaming industry.”

The 2008 China Game Industry Annual Conference was held from January 13 through January 15, 2009 in Qingdao, China. The Golden Phoenix Awards are considered among the most prestigious in China’s online game industry.

*Shanda Games’ “18 Fund” currently combines all of Shanda Games’ investments made under 18 Plan and GAMPO Plan.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact
Maggie Yun Zhou, IR manager
Vivian Chen, IR manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com